UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of December 2010.

                       Commission File Number: 001-34168

                            PANSOFT COMPANY LIMITED
                (Translation of registrant's name into English)

                        3/F Qilu Software Park Building
                               Jinan Hi-Tech Zone
                                Jinan, Shandong,
                       People's Republic of China 250101

                                86-531-88871166
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________.

EXHIBIT INDEX

Number  Description of Exhibit
______  ________________________________________________________________________

99.1    Press release, dated December 8, 2010, titled "PANSOFT SIGNS TWO NEW
                CONTRACTS WITH SINOPEC TO EXPAND CENTRALIZED ACCOUNTING MANAGEMENT SYSTEM"













































--------------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            PANSOFT COMPANY LIMITED


Date: December 8, 2010                      By: /s/ Allen Zhang
                                            _______________________________
                                                    Allen Zhang
                                                    Chief Financial Officer

EX 99.1

                PANSOFT SIGNS TWO NEW CONTRACTS WITH SINOPEC TO
                EXPAND CENTRALIZED ACCOUNTING MANAGEMENT SYSTEM

JINAN, CHINA--(December 8, 2010) - Pansoft Company Limited (NASDAQ: PSOF) ("Pansoft" or the "Company"), a leading ERP software service provider for the oil and gas industry in China, today announced that it has signed two new contracts with Sinopec Corp., with a total value of approximately $3.8 million. This follow-on project expands the scope of a project to develop a centralized accounting management system announced on July 21, 2010. The total value of the three contracts is $6.8 million.

Sinopec is one of China's leading petroleum companies and is headquartered in the Chaoyang district of Beijing. Its businesses include: oil and gas exploration, refining, and marketing; production and sales of petrochemicals, chemical fibers, chemical fertilizers, and other chemical products; storage and pipeline transportation of crude oil and natural gas; import and export of crude oil, natural gas, refined oil products, petrochemicals, and other chemicals.

The original centralized accounting system has been designed to combine and integrate Sinopec's current multi-layer accounting subsystem and thousands of accounting centers into one unified system. The system aims to: standardize accounting standards and procedures, consolidate financial management processes, strengthen financial management and control, improve the access and analysis of quality financial information.

Under the first new contract, Pansoft will expand this accounting system to include Sinopec's parent company, Sinopec Group Corporation, and develop a platform to facilitate transactions between the subsidiaries and Sinopec Group and U.S.-listed Sinopec Corp. The contract covers the development process, as well as online testing, and is valued at approximately $2.17 million.

The second new contract, valued at approximately $1.63 million, aims to extend the centralized accounting system to Sinopec's subsidiaries. The project scope includes system testing and early stage implementation at four pilot subsidiaries, with future flexibility to include Sinopec's other subsidiaries.

"We are expanding the coverage of our value-added solutions in terms of both functionality and business operations within Sinopec," said Guoqiang Lin, Chief Executive Officer of Pansoft. "The further expansion of our cooperation with Sinopec indicates our solid partnership with one of the largest global oil and gas players and its confidence that Pansoft can handle mission-critical IT applications and strategy. At the same time, the adoption of our centralized accounting system by Sinopec underscores our leadership in large, customized accounting-system development and integration, which we intend to leverage and expand into other industries."

ABOUT CHINA PETROLEUM & CHEMICAL CORPORATION (SINOPEC CORP.)

China Petroleum & Chemical Corporation (Sinopec Corp.) is a China-based energy and chemicals company. The Company and its subsidiaries engage in oil and gas and chemical operations in the People's Republic of China (PRC). Sinopec Corp's oil and gas operations include: exploration, development and production of crude oil and natural gas; transportation of crude oil and natural gas by pipeline; refinement of crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Its chemical operations include the manufacture and marketing of a range of chemicals for industrial uses. Sinopec Corp. operates in four business segments: exploration and production, refining, marketing and distribution chemicals, and corporate and other. For more information, go to Sinopec Corp's website at http://english.sinopec.com/.

ABOUT PANSOFT COMPANY LIMITED

Pansoft is a leading enterprise resource planning ("ERP") software and professional services provider for the oil and gas industry in China. Its ERP software offers comprehensive solutions for various business operations including accounting, order processing, delivery, invoicing, inventory control, and customer relationship management. For more information, go to Pansoft's website at http://www.pansoft.com.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This press release contains forward-looking statements concerning Pansoft Company Limited, which include but are not limited to, statements regarding Pansoft's ability to expand its service offerings and maintain leadership as a provider of ERP software and services for the oil and gas industry in China. The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, changes in technology or product techniques, the Company's ability to successfully integrate acquisitions, and various other factors beyond its control. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company's reports filed with the Securities and Exchange Commission. Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

Company Contact:
Pansoft Company Limited
Allen Zhang
Chief Financial Officer
Phone: +86-531-8887-1159
E-mail: allen.zhang@pansoft.com

Investor Contact:
CCG Investor Relations
Mr. John Harmon, CFA
Sr. Account Manager
Phone: +86-10-6561-6886 Ext. 807 (Beijing)
E-mail: john.harmon@ccgir.com

Mr. Bryan Blake
Market Intelligence Executive
Phone: +1-646-833-3416 (New York)
E-mail: bryan.blake@ccgir.com